Exhibit 99.1

Global-e Announces Closing of Acquisition of Borderfree Cross-Border ecommerce Service from Pitney Bowes

July 1, 2022

The acquisition is expected to strengthen Global-e’s platform offering for enterprise brands. Global-e and Pitney Bowes will also form a cross-border partnership to offer additional services to ecommerce brands.

PETAH-TIKVA, Israel and Stamford, CT, USA--(BUSINESS WIRE)—Global-e (NASDAQ: GLBE) (“Global-e” or the “Company”), the world’s leading cross-border end-to-end platform for brands and retailers, today announced the closing of its previously announced acquisition of Borderfree cross-border ecommerce solutions business from Pitney Bowes (NYSE: PBI). Borderfree helps retailers enter new global markets by localizing their domestic website in 200+ countries and territories, simplifying compliance and regulations processing.

In addition, the companies will begin a strategic partnership and commercial relationship whereby Pitney Bowes will provide cross-border ecommerce logistics services to Global-e and its clients. In turn, Pitney Bowes clients will receive access to best-in-class cross-border solutions on the Global-e platform. The acquisition and partnership are expected to strengthen Global-e’s offering and solutions for large enterprises. Both businesses will benefit from the combination of unique capabilities that will attract marquis retailers from around the world.

“We are excited to welcome Borderfree’s dedicated team into the Global-e family and look forward to extending current Borderfree clients’ access to Global-e’s know-how and capabilities,” said Nir Debbi, President and Co-founder of Global-e. “This acquisition follows our strategy of continuously enhancing the value we bring to global brands looking to fully capitalize on their cross-border D2C channel. Furthermore, it further solidifies our leadership as the end-to-end solution of choice for any size of merchant, from small and emerging brands all the way to the world’s largest brands.”

“This partnership will open up new opportunities in the growing cross-border logistics and ecommerce space for both Pitney Bowes and Global-e,” said Gregg Zegras, Executive Vice President and President of Global Ecommerce, Pitney Bowes. “We look forward to continuing to provide ecommerce logistics services to Borderfree clients and expect to start shipping for Global-e clients in the third quarter. Clients will benefit from the combination of Global-e’s best-in-class cross-border localization technology and best-in-class ecommerce logistics capabilities from Pitney Bowes.”

The deal is valued at approximately $100 million, financed with cash. Borderfree is expected to generate in excess of $40 million in revenues in calendar year 2022.

About Global-e

Global-e’s mission is to make global e-commerce “border-agnostic.” Global-e is the world's leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce. The chosen partner of more than 650 global brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, the company enables e-commerce retailers to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell from, and to, anywhere in the world.

About Pitney Bowes

Pitney Bowes (NYSE:PBI) is a global shipping and mailing company that provides technology, logistics, and financial services to more than 90 percent of the Fortune 500. Small business, retail, enterprise, and government clients around the world rely on Pitney Bowes to remove the complexity of sending mail and parcels. For the latest news, corporate announcements and financial results visit https://www.pitneybowes.com/us/newsroom.html. For additional information, visit Pitney Bowes at www.pitneybowes.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking" statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to: failure to retain our existing merchants, or the gross merchandize value (GMV) generated by such merchants; failure to attract new merchants, or the merchants we do attract fail to generate GMV or revenue comparable to our current merchants; failure to develop or acquire new functionality or enhance our existing platform; failure to successfully compete against current and future competition; risks that the sale disrupts current plans and operations of Global-e or Pitney Bowes; risks related to the ability of Global-e to integrate Borderfree; failure to integrate our platform with e-commerce platforms; failure to maintain the functionality of our platform; failure to manage our growth effectively; risks associated with cross-border sales and operations; risks associated with governmental export controls; the compromise of personal information of our merchants and shoppers we store; failure to enhance our reputation and awareness of our platform; diminished demand for our platform and services as a result of changes in laws and regulations; actual or perceived failure to comply with stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security; failure to adequately maintain, protect or enforce our intellectual property rights; the COVID-19 pandemic could materially adversely affect our operations; and other factors affecting Global-e or Pitney Bowes, including those discussed under the heading "Risk Factors" and elsewhere in Global-e’s and Pitney Bowes’ respective Securities and Exchange Commission (“SEC”) filings and reports, including Global-e’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 28, 2022, and Pitney Bowes’ Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and future filings and reports by either company. When used in this press release, such statements include such words as "may," "will," "expect," "believe," "plan," and other similar terminology. These statements reflect the companies’ managements current expectations regarding future events and operating performance and speak only as of the date of this document. Other than as required by law, there should not be an expectation that such information will in all circumstances be updated, supplemented, or revised whether as a result of new information, changing circumstances, future events, or otherwise.

Investor Relations Contact for Global-e:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Media Contact for Global-e:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Media Contact for Pitney Bowes:
Brett R. Cody
Brett.cody@pb.com